[S&C Letterhead]

January 20, 2021

CONFIDENTIAL SUBMISSION
VIA EDGAR

U.S. Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	Sono Group N.V. Confidential Submission of Draft Registration Statement on Form F-1

Ladies and Gentlemen:

On behalf of Sono Group N.V., a public company with limited liability under Dutch law (naamloze vennootschap) (the “Company”), we hereby confidentially submit pursuant to Section 6(e) of the Securities Act of 1933, as amended, a Draft Registration Statement on Form F-1 (the “Registration Statement”) for confidential non-public review by the Staff of the U.S. Securities and Exchange Commission prior to the public filing of the Registration Statement.

The Company qualifies as an “Emerging Growth Company,” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended.  Pursuant to Section 71003 of the Fixing America’s Surface Transportation (FAST) Act and based on guidance issued by the SEC in connection therewith — specifically Securities Act Forms — Question 101.04 of the SEC’s Compliance and Disclosure Interpretations issued on August 17, 2017 — the Company is omitting from the Registration Statement its annual financial statements as of and for the year ended December 31, 2018 as well as unaudited interim financial information as of and for the period ended June 30, 2020, because it reasonably believes that such financial statements will not be required to be included in the Registration Statement at the time of the contemplated offering.

The Company confirms that it will publicly file the Registration Statement and any non-public draft submissions at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement.

If you have questions concerning this submission or require any additional information, please do not hesitate to contact me at +49 69 4272 5514.

Very truly yours,

/s/ Clemens Rechberger
Clemens Rechberger

cc:                                Laurin Hahn, Chief Executive Officer and Founder

Torsten Kiedel, Chief Financial Officer

(Sono Group N.V.)

Krystian Czerniecki

(Sullivan & Cromwell LLP)

Paul van der Bijl

Niek de Kort

(NautaDutilh N.V.)

James McDonald

Andrea Nicolas

(Skadden, Arps, Slate, Meagher & Flom (UK) LLP)